Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and Fiscal Year 2021 Financial Results

●	Record revenues in 2021 of $15.6 million versus $6.1 million in 2020

●	Continued progress of strategic agreement with AbbVie to develop dermal and soft tissue filler products using CollPlant's rhCollagen

●	Company to advance 3D bioprinted regenerative breast implant program with launch of large animal study expected in Q2

●	Strong balance sheet with $43.3 million cash position, as of December 31, 2021

Rehovot, Israel March 24, 2022 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced business updates and financial results for the fiscal year ended December 31, 2021.

“2021 was a highly productive and transformative year for CollPlant’s R&D and business development activities. We started the year by entering into a development and commercialization agreement with Allergan Aesthetics, an AbbVie company, and later signed a co-development agreement with 3D Systems for a 3D regenerative soft tissue matrix intended for breast reconstruction,” said Yehiel Tal, CollPlant’s Chief Executive Officer. “We also commercially launched Collink.3D™, a BioInk platform that enables high-fidelity bioprinting of tissues, organs and tissue models for drug discovery and high throughput screening for personalized medicine applications. Recently, we signed a collaboration agreement with CELLINK, a BICO company, to explore the development of large-scale production of our 3D bioprinted regenerative breast implants.”

3D bioprinted breast implant produced by CollPlant. Photo by Valerie Arad.

“The year ahead has anticipated development milestones for some of our leading programs, including the start of a large animal study in Q2 for our 3D bioprinted regenerative breast implant program which uses key insights from preclinical studies completed to date. We are also making continued progress with the development of BioInks for 3D bioprinting applications, and with development of a photocurable dermal filler. Furthermore, we have commenced activities to establish a U.S.-based 3D bioprinting center of excellence which is planned to be operating in early 2023” concluded Yehiel Tal.

Recent Corporate Highlights

●	CollPlant is planning to initiate a large animal study for its 3D bioprinted regenerative breast implant program, aiming to address an estimated $2.8 billion market, with 2.2 million procedures performed annually worldwide.

●	CollPlant signed a collaboration agreement in February 2022 with CELLINK, under which CELLINK's high-throughput, multi-material bioprinter will be explored for the development of large-scale production of CollPlant's regenerative breast implants.

●	In November 2021, CollPlant announced the commercial launch of Collink.3DTM, a BioInk platform. To date, the Company has fulfilled several business orders. Collink.3DTM enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility.

Year ended December 31, 2021 financial results

Cash, cash equivalents and short-term deposits as of December 31, 2021, were $43.3 million (excluding restricted cash).

GAAP revenue for the year ended December 31, 2021, was $15.6 million, an increase of 156% compared to $6.1 million in the year ended December 31, 2020. Revenue in 2021 included a $14 million upfront payment received from AbbVie.

GAAP cost of revenue for the year ended December 31, 2021, was $2.0 million, a decrease of 33% compared to $3.0 million in the year ended December 31, 2020. Cost of revenue includes mainly the cost of VergenixFG, VergenixSTR, the Company’s rhCollagen based BioInk products, and royalties to the IIA for our sales. The decrease in cost of revenue in the amount of approximately $1.0 million is comprised of: (i) a decrease of approximately $300,000 in royalty expenses to the IIA in 2020 in relation to the kidney option exercise under the United License Agreement, (ii) a decrease in the amount of approximately $327,000 relating to BioInk and rhCollagen sales, and (iii) a decrease of approximately $275,000 in cost of revenue from services, both related to the end of the agreement with United Therapeutics.

GAAP gross profit for the year ended December 31, 2021 was $13.6 million, an increase of 339% compared to gross profit of $3.1 million in the year ended December 31, 2020.

GAAP operating expenses for the year ended December 31, 2021, were $13.6 million, compared to $8.7 million in the year ended December 31, 2020. The increase in expenses amounting to approximately $4.9 million is mainly comprised of: (i) $2.1 million in research and product development activities including process development, (ii) $1.2 million in employees’ salaries and share base compensation, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics, (iii) $946,000 in general and administrative employees and directors salaries and insurance policy expenses and, (iv) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market. On a non-GAAP basis, the operating expenses for the year ended December 31, 2021 were $11.9 million, compared to $6.8 million for the year ended December 31, 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net for the year ended December 31, 2021 totaled $172,000 compared to financial expenses, net of $175,000 in the year ended December 31, 2020. Financial income net is mainly attributed to interest received from the Company’s short term cash deposits.

GAAP net income for the year ended December 31, 2021 was $237,000, or $0.02 basic earning per share, compared to a net loss of $5.8 million, or $0.84 loss per share, for the year ended December 31, 2020. Non-GAAP net income the year ended December 31, 2021 was $1.9 million, or $0.19 basic earning per share, compared to $3.9 million loss, or $0.57 loss per share, for the year ended December 31, 2020.

Cash provided by operating activities during the year 2021, was $2.5 million compared to $4.4 million cash used in the year 2020.

Cash used in investing activities during the year 2021, was $31.6 million compared to $519,000 in the year 2020. The increase is mainly attributed to investment in short term cash deposits.

Cash provided by financing activities during the year 2021 was $38.8 million compared to cash provided in financing activities of $4.5 million in the year 2020. The increase is mainly attributed to the Company’s registered direct offering in February 2021, which amounted to $31.8 million in net proceeds, and to $6 million from exercise of warrants.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2021 and 2020 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, comprehensive income and basic and diluted comprehensive income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the year ended December 31, 2021, are presented in accordance with generally accepted accounting principles in the United States of America.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2021 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2020	2019
Revenues	$15,641	$6,137	$2,318
Cost of revenues	2,005	3,002	1,879
Gross Profit	13,636	3,135	439

Operating expenses:
Research and development, net	7,631	4,065	4,414
General, administrative and marketing	5,940	4,669	3,656
Total operating income (loss)	65	(5,599)	(7, 631)
Financial income (expenses), net	172	(175)	(3,533)
Net income (loss)	$237	$(5,774)	$(11,164)
Basic net income (loss) per ordinary share	0.02	(0.84)	(2.23)
Diluted net income (loss) per ordinary share	0.02	(0.84)	(2.23)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	9,968,972	6,886,955	4,986,381
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,966,788	6,886,955	4,986,381

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$13,148	$3,333
Short term cash deposits	30,151	-
Restricted deposit	13	12
Trade receivables	270	830
Other accounts receivable and prepaid expenses	424	239
Inventories	1,081	1,262
Total current assets	45,087	5,676
Non-current assets:
Restricted deposit	213	181
Operating lease right-of-use assets	2,953	2,796
Property and equipment, net	2,728	2,106
Intangible assets	243	82
Total non-current assets	6,137	5,165
Total assets	$51,224	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,034	$798
Operating lease liabilities	519	440
Deferred revenues	32	207
Accrued liabilities and other	1,429	1,943
Total current liabilities	3,014	3,388
Non-current liabilities:
Derivatives liability	-	28
Operating lease liabilities	3,089	2,948
Total non-current liabilities	3,089	2,976
Total liabilities	6,103	6,364

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2021 and December 31, 2020; issued and outstanding: 10,772,024 and 6,963,838 ordinary shares as of December 31, 2021 and December 31, 2020, respectively	4,664	2,933
Additional paid in capital	114,223	75,547
Currency translation differences	(969)	(969)
Accumulated deficit	(72,797)	(73,034)
Total shareholders’ equity	45,121	4,477
Total liabilities and shareholders’ equity	$51,224	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Income (loss)	$237	$(5,774)	$(11,164)
Adjustments for:
Depreciation	773	660	539
Gains from Short term cash deposits	(151)	-	-
Share-based compensation to employees and consultants	1,597	1,674	1,125
Exchange differences on cash and cash equivalents	(143)	(60)	(62)
Financial expenses (income) related to financial instruments	(28)	(40)	3,230

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	560	(751)	437
Decrease (increase) in inventories	181	(374)	(74
Decrease (increase) in other receivables	(185)	31	35
Decrease in operating right of use assets	400	442	237
Increase (decrease) in trade payables	236	(35)	228
Increase (decrease) in lease liabilities	(337)	(229)	145
Increase (decrease) in accrued liabilities and other payables	(464)	740	629
Decrease in deferred revenues (including long term deferred revenues)	(175)	(735)	(1,008)
Net cash provided by (used in) operating activities	2,501	(4,451)	(5,703)
Cash flows from investing activities:
Capitalization of intangible assets	(161)	(82)	-
Purchase of property and equipment	(1,428)	(437)	(1,491)
Investment in short term deposits	(30,000)	-	-
Proceeds from sale of property and equipment	33	-	30
Net cash used in investing activities	(31,556)	(519)	(1,461)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants less issuance expenses	32,743	4,400	5,440
Exercise of options and warrants into shares	6,017	89	7
Loan repaid	-	(24)	(20)
Payments made for equipment on financing terms	-	-	(17)
Net cash provided by financing activities	38,760	4,465	5,410
Increase (Decrease) in cash and cash equivalents and restricted deposits	9,705	(505)	(1,754)
Cash and cash equivalents and restricted deposits at the beginning of the year	3,526	3,971	5,663
Exchange differences on cash and cash equivalents and restricted deposits	143	60	(62)
Cash and cash equivalents and restricted deposits at the end of the year	$13,374	$3,526	$3,971

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Conversion of pre-paid warrants to ordinary shares	-	355	22
Obtaining right of use assets in exchange for a lease liability	557	23	97
Exercise of anti-dilution derivatives	-	-	2,024
Classification of warrants from liabilities to equity, net	-	-	1,335
Classification of issuance costs liability to equity	50	-	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	13,148	3,333	3,791
Restricted deposits (including long term)	226	193	180
Total cash and cash equivalents and restricted deposits	$13,374	$3,526	$3,971

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Year ended December 31,
	2021	2020
	USD in thousands

GAAP gross profit	$13,636	$3,135

GAAP operating costs and expenses:	13,571	8,734

Change of operating lease accounts	(63)	(213)
Share-based compensation to employees, directors and consultants	(1,597)	(1,674)
Non-GAAP operating costs and expenses:	11,911	6,847

GAAP operating income (loss)	65	(5,599)

Non-GAAP operating income (loss)	1,725	(3,712)

GAAP net income (loss)	237	(5,774)

Change in fair value of financial instruments	(28)	(40)
Change of operating lease accounts	63	213
Share-based compensation to employees, directors and consultants	1,597	1,674
Non-GAAP net income (loss)	$1,869	$(3,927)
GAAP Basic net income (loss) per ordinary share	$0.02	$(0.84)
GAAP diluted net income (loss) per ordinary share	0.02	(0.84)
Non-GAAP Basic net income (loss) per ordinary share	$0.19	$(0.57)
Non-GAAP diluted net income (loss) per ordinary share	0.16	(0.57)